

October 24, 2011

Via E-mail
Roy G. Warren, Chief Executive Officer
Attitude Drinks Incorporated
10415 Riverside Drive, Suite #101
Palm Beach Gardens, Florida  33410

> RE:  **Attitude Drinks Incorporated**
> **September 16, 2011 Supplemental Response**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **File No. 000-52904**

Dear Mr. Warren:

We have reviewed your September 16, 2011 supplemental response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

September 16, 2011 Supplemental Response RE: Form 10-K for FYE March 31, 2010

General

1. We note your amended Form 10-Q for quarterly period ended December 31, 2010 and we reissue the comment.  Please revise your periodic report to comply with the comments issued on the Form 10-K for the MD&A and the Recent Sales of Unregistered Securities.  In this regard, we note that you rely on the exemption provided by Securities Act Section 3(a)(9) for several transactions but do not briefly describe the facts that make this exemption available.  We also note that you feel your 10-Q for quarterly period ended September 30, 2010 is already in compliance with respect to the comments regarding unregistered securities but we are unable to locate disclosure regarding the exemption relied upon for each unregistered sale and the facts that make such exemption available.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director